DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net



March 10, 2008

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director
      Douglas Brown, Staff Attorney

Re: Northern Explorations Ltd.
    Preliminary Proxy Statement on Schedule 14C
    File No. 333-125068
    Filed November 3, 2008

    Form 10-KSB for fiscal year ended March 31, 2008 Filed June 24, 2008

To Whom It May Concern:

On behalf of Northern Explorations Ltd., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated December 17, 2008 (the "SEC Letter") regarding Amendment No. 3 to the Form 10-KSB for fiscal year ended March 31, 2008 (the "Annual Report") and associated Preliminary Proxy Statement (the "Proxy Statement"). We have also attached the respective pages as amended for convenience of the SEC in its review.

Securities and Exchange Commission
Page Two
March 10, 2009


FORM 10-KSB FOR THE FISCAL YEAR ENDED MARCH 31, 2008

FINANCIAL DISCLOSURE CONTROLS AND PROCEDURES, PAGE 32

1. In accordance with the staff's comments, please be advised that the Company has not had an appropriate audit committee since its inception and recognizes that the lack of an audit committee is a material weakness. Please be further advised that the Company is in the process of remediating such material weakness and is in the process of contracting with a consulting firm to help assess and review all internal controls over financial reporting.

2. In accordance with the staff's comments, please be advised that the Company has amended its Annual Report on Form 10-K with the verbiage as reflected on Exhibit A attached hereto.

3. In accordance with the staff's comments, please be advised that we have amended our disclosure language in the Annual Report on Form 10--K in regards to controls and procedures as follows:

"CHANGES IN INTERNAL CONTROLS

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended March 31, 2008; however, we do not currently have an audit committee and management recognizes this a material weakness which affect our internal control over financial reporting, management intend to remediate such material weakness before the end of the first quarter 2009."

                                    EXHIBIT A

ITEM 8A: CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was conducted under the supervision and with the participation of our management, including Richard Novis, our President/Chief Executive Officer/Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2008. Based on that evaluation, Mr. Novis concluded that our disclosure controls and procedures were not effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of March 31, 2008 due to lack of an audit committee. Such officer also confirmed that there was no change in our internal control over financial reporting during fiscal year ended March 31, 2008 in except to an audit committee. However, management is in the process of creating a new audit committee to remediate such material weakness; furthermore, we intend to hire a consulting firm to assess, review and conduct appropriate operational testing effectiveness of our internal control over financial reporting.

This annual report does not include an attestation report of the Company's registered public accounting firm, Chang G. Park, CPA regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Security and Exchange Commission that permit the Company to provide only management's report in this annual report.

Thank you for your attention in this matter.

Sincerely,


/s/ Diane D. Dalmy
------------------------
Diane D. Dalmy